Exhibit 19

STATEMENT OF POLICY AND

PROCEDURES GOVERNING TRADING IN SHARES OF

Peoples Financial Corporation

APPROVED November 25, 2025

In light of the potential severe penalties to both the individual and the company than can result from the trading in a company’s securities while a person is in possession of material nonpublic information (commonly referred to as “insider trading”) or improperly disclosing such information (commonly referred to as “tipping”), Peoples Financial Corporation (The Company) has adopted an insider trading Policy and related procedures which must be followed when trading in its securities.  This Policy also restricts transactions in securities of companies with which the person knows The Company does or proposes to do business or otherwise engage in material transaction.  These other entities are referred to herein as “Associated Companies.”

It is important not only to avoid trading on material nonpublic information or the tipping of material nonpublic information to others, but also to avoid the appearance of such trading activity.  You may face liability for passing on material nonpublic information to a third party even if you do not profit from the transaction.

Who is subject to this Insider Trading Policy?

This Policy applies to directors and executive officers of the Company and The Peoples Bank (collectively, “Covered Persons”). This Policy also applies to family members of Covered Persons who reside with them, anyone else who lives in the household of a Covered Person, and family members who do not live in the household of a Covered Person but whose securities transactions are directed by a Covered Person or are subject to a Covered Person’s influence or control, as well as trusts or other entities for which a Covered Person makes investment decisions.

What is the Company’s Insider Trading Policy?

●	Except for the exceptions set forth below, a Covered Person may not buy or sell the Company’s shares for his or her own account or for any account in which a Covered Person has a direct or indirect beneficial interest (including an account held by or for any family member) while aware of material information concerning the Company that has not been disclosed to the general public (“material nonpublic information”).
●	A Covered Person may not pass along (or recommend a transaction in the Company’s shares based on) any material nonpublic information concerning the Company to others (“tip” others), including co-workers, customers, suppliers, friends and family members. This includes through “anonymous” communications in internet chat rooms and elsewhere. Penalties can be imposed whether or not a Covered Person trades in the Company’s shares and whether or not a Covered Person receives any benefit.
●	A Covered Person may not either buy or sell securities of any Associated Company for the Covered Person’s own account or any account in which the Covered Person has a direct or indirect beneficial interest (including an account held by or for family members) while aware of, or tip others of, material nonpublic information concerning any Associated Company.
●	This does not mean that a Covered Person cannot ever buy or sell the Company’s shares or the securities of an Associated Company. It only means that a Covered Person cannot buy or sell such securities if the Covered Person has confidential or material nonpublic information until the information is deemed public.

What is “Nonpublic Information”?

In general, “nonpublic information” is any information relating to the business of the Company or an Associated Company that is not deemed public.  Information received under circumstances indicating that it is not yet deemed public, or where a Covered Person knows or should know that the information could only have been provided on a confidential basis, is also deemed nonpublic information until it is deemed public.

What is “Material Information”?

In general, “material information” is any information, positive or negative, about the Company or an Associated Company that, if disclosed, would affect either the market price of, or the decision of a reasonable investor to buy, sell or hold securities issued by the Company or an Associated Company.  The following are examples of information which may be deemed material:

●	Financial results;
●	Projections of future financial results;
●	Proposed issuances or repurchases of securities;
●	Changes in dividend policies;
●	Declarations of stock splits or stock dividends;
●	Pending or proposed mergers, acquisitions (whether of a business or a significant amount of assets) or tender offers;
●	Pending or proposed dispositions of a business or a significant amount of assets;
●	Changes in executive officers;
●	Significant loan quality issues;
●	Any systems breach or other cybersecurity problem;
●	Significant litigation; and
●	Other favorable or unfavorable business developments.

The foregoing are examples only.  Any other information, positive or negative, which could reasonably affect the price of the Company’s shares (or the securities of an Associated Company) is also material.  Nonpublic information which, by itself, may not be deemed material may be deemed material when combined with other information.  The materiality of particular information is subject to reassessment on a regular basis.

When is Information Deemed Public?

Information is considered to be public (and no longer nonpublic information) after an official announcement of the information has been released to the public (such as a press release) and sufficient time for its “digestion” by the marketplace has elapsed.  The amount of necessary “digestion time” depends on many factors.  In most cases of information concerning the Company, we believe that at least one full trading day should elapse before a Covered Person buys or sells any Company shares (e.g., if the Company issues its press release containing quarterly or annual results on a Monday, assuming there is no intervening holiday, a Covered Person could buy or sell Company shares beginning on Wednesday; provided, however, the Covered Person is not aware of any other material nonpublic information).

What are the restrictions on Covered Persons?

Each Covered Person is subject to the following restrictions on trading in the Company’s securities:

●	No trading except during the trading window (described below), except for reasons of exceptional personal hardships or in compliance with other exceptions (described below).
●	At all times, Covered Persons are subject to the general restrictions regarding insider trading.

What are “trading windows” and “blackout periods” with respect to earnings releases?

Covered Persons may be considered always to have access to material nonpublic information regarding the Company. Unless exempted, they may purchase or sell securities only during a trading window following each new release of earnings, and they may not trade during a “blackout period.”

●	The “trading window” is the period which commences one full trading day after a press release by the Company and ends at the close of business on the last trading day prior to the last 14 calendar days of the third month of each calendar quarter. For example, if the Company announces earnings on a Monday, then counting one full trading day, and assuming there is no intervening holiday or material nonpublic corporate development, the trading window begins Wednesday and ends at the close of business on the last trading day prior to the last 14 calendar days of that calendar quarter; provided, however, these persons are not aware of any other material nonpublic information.
●	The period of time outside of the trading window is referred to as the “blackout period.” In addition, the Company may shorten or “close” the trading window if it deems that there is material nonpublic information that has not been disclosed. For example, if the Company was in the process of negotiating a merger during the period of time that would normally be a trading window, the Company may restrict trades.

What are the exceptions from this Policy?

401(k) Plan

This Policy does not apply to purchases by trustees of the Company’s 401(k) plan (the “Plan”) of Company stock in the Plan resulting from periodic contributions of money to the Plan pursuant to payroll deduction elections.  The Policy does apply, however, to certain elections under the Plans, including (a) an election to increase or decrease the amount or percentage of periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against a Plan account if the loan will result in a liquidation of some or all of a Company stock fund balance, and (d) an election to prepay a Plan loan if the prepayment will result in a change in a Company stock fund balance.

Sales to the Company

This Policy generally does not apply to sales by Covered Persons of Company stock to the Company. If such a sale is proposed while the Company has an effective stock repurchase plan, it should be made in accordance with the plan. However, subject to the considerations described below, such a sale could be made during a blackout period. If no stock repurchase plan is effective, the sale could be made directly to the Company, also subject to the considerations described below.

No such sale should be made without the advice of our legal counsel who will consider factors such as:  (i) the need to disclose any material nonpublic Company information, (ii) the Covered Person’s personal circumstances, including hardship, and (iii) the consideration proposed to be paid.

Sales between Covered Persons

Covered Persons are presumed to have access to all current material Company information both public and non-public. Sales between Covered Persons generally should be allowed at any time with the advice of our legal counsel.

What are the potential consequences of a violation of this Policy?

Compliance with this Policy is not voluntary.  This Policy must be strictly adhered to.  The consequences of trading violations can be severe.

Potential Governmental Action

Governmental penalties could include criminal and civil penalties for the Covered Persons and possibly for the Company.

For those who trade on material nonpublic information (or “tip” such information to others):

●	A civil penalty of up to three times the profit gained or loss avoided;
●	A criminal fine (no matter how small the profit) of up to $5 million; and
●	A jail term of up to 20 years.

For the Company (as well as possibly supervisory personnel) that fail to take appropriate steps to prevent illegal trading:

●	A civil penalty of up to three times the profit gained or loss avoided as a result of the violation; and
●	A criminal penalty of up to $25 million.

Potential Company Action

If a Covered Person violates or fails to comply with the Company’s Policy and procedures, sanctions imposed by the Company could include dismissal for cause.

Post-termination transactions

           These policies and procedures continue to apply to transactions in the Company’s (and an Associated Company’s) securities even after a Covered Person terminates employment by or service with the Company.  If a Covered Person is in possession of material nonpublic information when employment by or service to the Company terminates, he or she may not trade in the Company’s or an Associated Company’s securities until that information is deemed public or is no longer material.

I acknowledge that I have received, read, and understand the Insider Trading Policy outlined by The Peoples Financial Corporation, that was approved on November 25, 2025 and originally adopted on October 23, 2024. I agree to adhere to the policies and guidelines set forth and will seek clarification on any aspects that may require further understanding.

Name:
(Please Print)

Signature:

Date: